UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. __________)

                             Mid-State Raceway, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $10 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     0-1607
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Bruce M. Poushter, Esq.
                           Harris Beach & Wilcox, LLP
                            One Park Place, 4th Floor
                            Syracuse, New York 13202
                                 (315) 423-7100

            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notes and Communications)

                                November 5, 1999
                                ----------------
             (Date of Event which requires filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

---------------------------------------
CUSIP NO. 0-1607   (SEE PAGE 3)                              Page 2 of 5 Pages
---------------------------------------


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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)     [ ]
                                                               (b)     [ ]

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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [ ]
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      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
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                            7      SOLE VOTING POWER

      NUMBER OF
                      ----------------------------------------------------------
        SHARES              8      SHARED VOTING POWER

     BENEFICIALLY

       OWNED BY       ----------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
         EACH

      REPORTING       ----------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
        PERSON

         WITH

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

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                                  Page 2 of 4

ITEM 1. TITLE AND CLASS OF SECURITIES.

This Schedule relates to the Common Stock, par value $.01 per share, of Mid-State Raceway, Inc. (the "Issuer"). The address of the Issuer's principal execute offices is:

                             Vernon, New York 13416

ITEM 2. IDENTITY AND BACKGROUND

This Schedule is being filed by John J. Signorelli and Dominic A. Giambona.

a) John J. Signorelli, c/o Success Financial Group, 105 South Bedford Road, Suite 324, Mt. Kisko, New York 10549.

(i) Mr. Signorelli's principal occupation is Chief Executive Officer and President of Vernon Downs. He is also a Business Consultant and President with Success Financial Group.

(ii) Mr. Signorelli is a citizen of the United States of America.

(iii) Mr. Signorelli has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

b) Dominic A. Giambona, c/o Success Financial Group, 105 South Bedford Road, Suite 324, Mt. Kisko, New York 10549.

(i) Mr. Giambona's principal occupation is Executive Vice President of Vernon Downs. He is also a Business Consultant and Partner with Success Financial Group.

(ii) Mr. Giambona is a citizen of the United States of America.

(iii) Dominic Giambona has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Schedule is being filed in connection with Messrs. Signorelli and Giambona's purchase of 135,000 shares of Common Stock of the Issuer. (67,500 for Mr. Signorelli - 67,500 for Mr. Giambona). The total consideration paid for the 67,500 shares by Mr. Signorelli was $675,000, and was paid with his personal funds. The total consideration paid for the 67,500 shares by Mr. Giambona was $675,000, and was paid with his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of the securities of issuer was for the following purposes:

     (a) To gain effective control of the management of the issuer, for the purpose of turning around the Company, thereby making it profitable and substantially sound. As a result of the purchase of the interest, Mr. Signorelli was elected to the Board of Directors of the Corporation and was elected its President and Chief Executive Officer. Dominic Giambona was elected to the Board of Directors and elected to be Executive Vice President of the issuer.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a) 135,000 shares of Common Stock, which constitutes approximately 30.82% of the Issuer's total number of outstanding shares of Common Stock. Mr. Signorelli and Mr. Giambona also jointly hold a warrant to purchase a maximum of 175,000 shares of common stock of the issuer at $10 a share. If the warrant is exercised for 175,000 shares, Mr. Signorelli and Mr. Giambona together will own 51% of the total number of common shares of stock of the issuer.

     (b) Mr. Signorelli and Mr. Giambona have sole power to vote and dispose of 135,000 shares of Common Stock of the Issuer.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No contracts, arrangements, understandings or relationships exist among the person named in Item 2 above, or any other person with respect to any securities of the Issuer, including by not limited to, transfer or voting of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

                                                  /S/ JOHN J. SIGNORELLI
                                             ---------------------------------
                                                         (Signature)

                                             John J. Signorelli

Dated:

                                                   /S/ DOMINIC A. GIAMBONA
                                             ---------------------------------
                                                         (Signature)

                                             Dominic A. Giambona


                                  Page 4 of 4